SECURITI 04019462 SSION

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 46098 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 04/01/03 (MM/DD/YY) AND ENDING 03/31/04 (MM/DD/YY)

### A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BALIS LEWITTES & COLEMAN INC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

909 Third Avenue, 30th Floor
(No. and Street)

New York, (City) NY (State) 10022 (Zip Code)

SEC MAIL RECEIVED PROCESSING JUN 01 2004 WASH. D.C. 181 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David J. Lewittes 212-309-3118
(Area Code - Telephone Number)

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

750 Third Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 06 2004
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, David J.Lewittes swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BALIS LEWITTES & COLEMAN, INC., as of **March, 31, 2004**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: NONE.

Signature

PRESIDENT
Title

Notary Public

NATHAN SZERLIP
NOTARY PUBLIC, State of New York
No. 4945473
Qualified in Rockland County
Commission Expires December 19, 19~~9~~ 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McGladrey & Pullen

Certified Public Accountants

# Balis Lewittes & Coleman, Inc.

Financial Report

March 31, 2004

## Contents

McGladrey & Pullen
Certified Public Accountants

**Independent Auditor's Report**

To the Board of Directors
Balis Lewittes & Coleman, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Balis Lewittes & Coleman, Inc. as of March 31, 2004, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Balis Lewittes & Coleman, Inc. as of March 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, in March 2004, the Company began the process of ceasing operations, and in April 2004, filed a request for withdrawal for broker-dealer registration.

McGladrey & Pullen, LLP

New York, New York
April 22, 2004

Balis Lewittes & Coleman, Inc.

Statement of Financial Condition
March 31, 2004

## ASSETS

| | | |
|---|---|---|
| Cash | $ | 63,412 |
| Commissions receivable from clearing broker-dealer | | 434,293 |
| Prepaid expenses and other current assets | | 49,822 |
| Office furniture, fixtures and equipment - at cost (less $10,690 accumulated depreciation) | | 7,939 |
| Other assets | | 10,323 |
| **Total assets** | $ | 565,789 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | | |
|---|---|---|
| Liabilities: | | |
| Accounts payable | $ | 16,959 |
| Accrued compensation | | 107,880 |
| Accrued expenses and other liabilities | | 43,311 |
| **Total liabilities** | | 168,150 |
| Commitments and Contingencies (Note 4 and 6) | | |
| Stockholders' Equity (Note 7): | | |
| Common stock, no par value; authorized - 200 shares; issued and outstanding - 81 shares | | 114,285 |
| Additional paid-in capital | | 180,714 |
| Retained earnings | | 102,640 |
| **Total stockholders' equity** | | 397,639 |
| **Total liabilities and stockholders' equity** | $ | 565,789 |

Balis Lewigttes & Coleman, Inc.

Statement of Operations
Year Ended March 31, 2004

| | |
|---|---|
| Revenues: | |
| Commissions | $ 1,407,744 |
| Principal transactions | 1,106 |
| Investment advisory fees | 1,332,543 |
| Interest and dividends | 79,697 |
| Other | 376,984 |
| **Total revenues** | 3,198,074 |
| Expenses: | |
| Commission expenses | 1,290,549 |
| Employees' salaries and bonuses | 533,155 |
| Payroll taxes and employee benefits | 239,343 |
| Floor brokerage, exchange and clearance fees | 447,584 |
| Communications and data processing | 85,862 |
| Rent and occupancy expenses | 144,266 |
| Office supplies and expenses | 81,063 |
| Professional fees and consulting | 193,469 |
| Travel and entertainment | 110,286 |
| Interest expense | 15,609 |
| Other | 56,492 |
| **Total expenses** | 3,197,678 |
| **Income before provision for taxes** | 396 |
| Provision for Income Taxes | 30,223 |
| **Net loss** | $ (29,827) |

See notes to financial statements.

Balis Lewittes & Coleman, Inc.

Statement of Changes in Stockholders' Equity
Year Ended March 31, 2004

| | Common Stock | | Retained Earnings | Additional Paid-In Capital | Total Stockholders' Equity |
|---|---|---|---|---|---|
| | Shares | Amount | | | |
| Balance - April 1, 2003 | 114 | $ 114,286 | $ 132,467 | $ 180,714 | $ 427,467 |
| Purchase as retirement of stock | (33) | (1) | - | - | (1) |
| Net loss | - | - | (29,827) | - | (29,827) |
| Balance - March 31, 2004 | 81 | $ 114,285 | $ 102,640 | $ 180,714 | $ 397,639 |

See notes to financial statements.

Balis Lewittes & Coleman, Inc.

**Statement of Cash Flows**
**Year Ended March 31, 2004**

| | | |
|---|---|---|
| Cash Flows From Operating Activities: | | |
| Net loss | $ | (29,827) |
| Adjustments to reconcile net loss to net cash provided by operating activities: | | |
| Depreciation | | 9,938 |
| Loss on disposals of fixed assets | | 12,692 |
| Deferred income taxes | | 33,458 |
| Changes in assets and liabilities: | | |
| (Increase) decrease in: | | |
| Commissions receivable | | 91,639 |
| Prepaid expenses | | 50,486 |
| Prepaid income taxes | | (16,537) |
| Other assets | | 29,822 |
| Increase (decrease) in: | | |
| Accounts payable | | (395) |
| Accrued compensation | | 68,314 |
| Accrued expenses and other liabilities | | (223,809) |
| **Net cash provided by operating activities** | | 25,781 |
| Cash Flows From Investing Activities: | | |
| Purchase of office furniture, fixtures and equipment | | (3,506) |
| Proceeds on disposal of equipment | | 400 |
| **Net cash (used in) investing activities** | | (3,106) |
| Cash Flows (Used In) Financing Activities: | | |
| Purchase as retirement of stock | | (1) |
| **Net increase in cash** | | 22,674 |
| Cash: | | |
| Beginning | | 40,738 |
| Ending | $ | 63,412 |
| Supplemental Disclosures of Cash Flows Information: | | |
| Cash paid for: | | |
| Income taxes | $ | 13,252 |
| Interest | $ | 15,609 |

See notes to financial statements.

1. **Organization And Business Activity**

Balis Lewittes & Coleman, Inc. was incorporated in New York on May 10, 1993. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company is also a registered investment advisor under the Investment Advisors Act of 1940.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

In March 2004, the Company began the process of ceasing operations, and in April 2004 filed Form BDW – Uniform Request Withdrawal from Broker-Dealer Registration. In addition, the Company's satellite offices in Chicago, IL, San Francisco, CA and Florida were closed during the year.

2. **Summary Of Significant Accounting Policies**

*Securities Owned:*

Securities owned are reflected at their market values with resulting unrealized gains and losses included in principal transaction revenue. Security transactions and related income and expenses are recorded on a trade date basis.

*Commission Income:*

Commission income from both principal and agency trades are recorded on the trade date.

*Investment Advisory Income:*

Investment advisory fees are received quarterly, but are recognized as earned on a pro rata basis over the term of the contract.

*Office Furniture, Fixtures and Equipment:*

Office furniture, fixtures and equipment are depreciated using the straight-line and declining balance methods over their estimated useful lives ranging from five to seven years.

*Income Taxes:*

The Company files its income tax returns as a "C" corporation under the Internal Revenue Code. Deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and tax basis of assets and liabilities using enacted tax rates in effect in the years in which differences are expected to reverse.

2. **Summary Of Significant Accounting Policies (Continued)**

*Use of Estimates:*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

3. **Income Taxes**

For the year ended March 31, 2004, income tax (benefit) expense is comprised of the following:

| | |
|---|---|
| Federal | $ (14,359) |
| State and local | 11,124 |
| Deferred | 33,458 |
| | $ 30,223 |

Deferred income taxes result primarily from the difference in depreciation methods used for income tax purposes and the deductibility of certain accrued expenses.

Income tax expense differs from the customary relationship to pretax income principally due to the non-deductibility of certain expenses and the New York City tax computed based on an alternative method.

4. **Leases**

The Company is obligated under a lease for its New York office through April 28, 2004 at a monthly amount of $6,700. Additionally, the Company has assigned its interests in an office equipment lease to another party. As a condition to the assignment, the Company has agreed with the original lessor to remain joint and severally liable for any unpaid amounts due the lessor. At March 31, 2004 the remaining lease payments due on the equipment lease was approximately $13,000.

5. **Retirement Plans**

The Company has a 401(k) retirement savings plan covering all employees who meet the eligibility requirements. Each year, the Company has the option of making discretionary contributions. There was no provision made for the year ended March 31, 2004.

6. **Litigation**

The Company, together with other parties, prevailed in several lawsuits that alleged violations of federal and state securities laws and claimed substantial damages. The Company had no financial obligations in the settlement of these lawsuits. Management of the Company believes that several other outstanding lawsuits claiming substantial damages are without merit and that the outcome of these lawsuits will not result in any material adverse effect on the Company's financial position.

7. **Stockholders' Equity**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

As of March 31, 2004, the Company had net capital of $329,555, which was $229,555 in excess of its required net capital. The Company's net capital ratio was .51 to 1.

8. **Off-Balance-Sheet Risk**

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and seeks to ensure that customer transactions are executed properly by the clearing broker-dealer.

9. **Purchase As Retirement Stock**

During the year, one of the shareholders resigned as an officer of the Company and the Company acquired his 33 1/3 shares of the common stock for $1.

# McGladrey & Pullen

Certified Public Accountants

## Independent Auditor's Report On Supplementary Information Required By Rule 17a-5 Of The Securities And Exchange Commission

To the Board of Directors
Balis Lewittes & Coleman, Inc.
New York, New York

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

New York, New York
April 22, 2004

Balis Lewittes & Coleman, Inc.

**Computation of Net Capital and Aggregate Indebtedness Under Sec Rule 15c3-1**
**March 31, 2004**

| | | |
|---|---|---|
| Computation of Net Capital: | | |
| Total stockholders' equity qualified for net capital and total stockholders' equity per statement of financial condition | | $ 397,639 |
| Less: | | |
| Nonallowable assets: | | |
| Prepaid expenses and other current assets | $ 49,822 | |
| Office furniture, fixtures and equipment | 7,939 | |
| Other assets | 10,323 | (68,084) |
| **Net capital** | | 329,555 |
| Minimum Net Capital Required | | 100,000 |
| **Excess net capital** | | $ 229,555 |
| Computation of Aggregate Indebtedness: | | |
| Accrued compensation | | $ 107,880 |
| Accrued expenses and other liabilities | | 60,270 |
| **Total aggregate indebtedness** | | $ 168,150 |
| Ratio of aggregate indebtedness to net capital | | .51 to 1 |

Balis Lewittes & Coleman, Inc.

**Reconciliation of Computation of Net Capital and Aggregate Indebtedness Under Sec Rule 15c3-1**
**March 31, 2004**

**Net Capital:**

| | |
|---|---|
| Net capital, as reported in the Company's Part IIA (unaudited) FOCUS Report | $ 320,467 |
| Adjustments resulting in net increase in allowable assets | 329 |
| Decrease in accrued expenses and other liabilities | 8,759 |
| Net capital - per Supplemental Schedule on Page 10 | $ 329,555 |

**Aggregate Indebtedness:**

| | |
|---|---|
| As reported in Company's Part IIA (unaudited) FOCUS Report | $ 176,909 |
| Decrease in accrued expenses and other liabilities | (8,759) |
| Aggregate indebtedness per Supplemental Schedule on Page 10 | $ 168,150 |

Balis Lewittes & Coleman, Inc.

**Computation Of Reserve Requirements Under Securities And Exchange Commission Rule 15c3-3**
**March 31, 2004**

---

The firm is exempt from SEC Rule 15c3-3 since it clears all customer transactions through one broker-dealer, Bear Stearns Securities Corporation, on a fully disclosed basis.

Balis Lewittes & Coleman, Inc.

**Information Relating To The Possession Or Control Requirements Under Securities And Exchange Commission Rule 15c3-3**
**March 31, 2004**

---

The firm is exempt from SEC Rule 15c3-3 since it clears all customer transactions through one broker-dealer, Bear Stearns Securities Corporation, on a fully disclosed basis.

McGladrey & Pullen
Certified Public Accountants

**Independent Auditor's Report On Internal Control**

To the Board of Directors
Balis Lewittes & Coleman, Inc.
New York, New York

In planning and performing our audit of the financial statements and supplemental schedules of Balis Lewittes & Coleman, Inc. (the "Company") for the year ended March 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons.

(2) Recordation of differences required by rule 17a-13.

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

New York, New York
April 22, 2004